FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedad Anónima

Item

1	Translation of Consolidated Results Full Year 2012 and Q4 2012.

Item 1

YPF S.A.

Consolidated Results

FULL YEAR 2012 & Q4 2012

Consolidated Results Full Year 2012 & Q4 2012

CONTENT

Consolidated Results Full Year 2012 & Q4 2012

Operating income in the fourth quarter of 2012 reached ARS 1,846 million, a 81.5% increase compared to the same period of the previous year

Q4 2011	Q3 2012	Q4 2012	Var.% Q412/Q411	Fourth Quarter 2012 Results	Jan-Dec 2011	Jan-Dec 2012	Var.% 2012/2011
			Amounts expressed in million of Argentine pesos
14,912	17,378	18,862	26.5%	Revenues	56,211	67,174	19.5%
1,017	1,688	1,846	81.5%	Operating income	7,188	7,903	9.9%
535	756	1,019	90.5%	Net income	4,445	3,902	-12.2%
1,156	1,980	2,364	104.5%	Comprehensive Income	6,297	8,143	29.3%

3,055	4,449	5,039	64.9%	EBITDA	14,889	18,053	21.3%

1.36	1.92	2.59	90.5%	Earnings per share ARS	11.30	9.92	-12.2%

4,976	4,129	6,812	36.9%	Capital Expenditures	13,122	16,485	25.6%

Note: Unaudited amounts. Information In accordance with International Financial Reporting Standards (IFRS)

EBITDA = net income + net interest + income tax + deferred income tax + amortizations

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF FISCAL YEAR 2012 AND THE FOURTH QUARTER 2012

•

Revenues for 2012 were ARS 67,174 million, a 19.5% increase compared to 2011, with higher levels of gasoline, diesel and fuel oil sales in the domestic market. In turn, revenues for the fourth quarter of 2012 were ARS 18,862 million, a 26.5% higher compared to the fourth quarter of 2011.

•

In 2012, operating income was ARS 7,903 million, a 9.9% increase compared to 2011, mainly as a consequence of higher operating results in the upstream business and stronger sales in the downstream business. Operating income for the fourth quarter of 2012 was 81.5% above that for same period in 2011.

•	EBITDA in 2012 was ARS 18,053 million, a 21.3% increase compared to 2011. In the fourth quarter of 2012, EBITDA totaled ARS 5,039 million, a 64.9% increase compared to the fourth quarter of 2011.

•

In 2012, net income was ARS 3,902 million (including ARS 1,943 million coming from the impact of deferred income tax), a 12.2% decrease compared to 2011. The operating losses of our controlled and non-controlled affiliates (mainly MEGA, Refinor and AESA) represented a decrease of ARS 1,182 million in net income between 2012 and 2011. Net income for the fourth quarter of 2012 was ARS 1,019 million, a 90.5% increase compared to the fourth quarter of 2011 (including the effect of deferred tax liabilities for ARS 978 million).

•

Operating cash flow was ARS 17,301 million in 2012, 36.4% above the level reached in 2011, thus allowing the company to finance all its operations and pre-finance part of its activities planned for 2013.

Consolidated Results Full Year 2012 & Q4 2012

•

In 2012, total capital expenditures reached ARS 16,485 million, a 25.6% increase compared to 2011. This record level of capital expenditures was mainly due to new activity rolled out in the upstream segment and the improvement and expansion of projects in the downstream segment. Capital expenditures in the fourth quarter of 2012 were ARS 6,812 million, outpacing capital expenditures made in the fourth quarter of 2011 by 36.9%.

•

Production in 2012 was in line with the level foreseen in the strategic plan submitted last August; crude oil production in 2012 was 227.4 Kbbld, a 2.2% increase compared to 2011. Natural gas production in 2012 fell by 2.3% compared to 2011, reducing significantly the decline from previous years. In the fourth quarter of 2012, crude oil production was 225.2 Kbbld, a 4.9% decrease compared to the fourth quarter of 2011, while natural gas production was 32.2 Mm3d, 2.7 % below the level for the same period in 2011. Upon the kick-off of our new strategic plan, our active drilling rigs increased by 80%, with 46 units working at full capacity.

•

During 2012 over 60 wells were drilled targeting non conventional formations; 25 exploratory and over 30 development wells were completed. All of them turned out to be productive, both in Vaca Muerta and Pozo D-129.

•

Total hydrocarbon reserve additions in 2012 amounted to 153 MBOE, of which 107 MBbl corresponds to liquids and 46 MBOE to natural gas. It is worth highlighting that the reserve replacement index obtained in liquids topped 106%.

•

The average utilization rate of our refineries in the year 2012 was 90%, compared to 89% in 2011. During the second half of 2012, the average utilization rate of our refineries was 94%, 4.9 higher than the same period of 2011. In the fourth quarter of 2012, the average utilization rate of our refineries was 92%, a 10.2% increase compared to the fourth quarter of 2011, resulting in increased production of refined products.

•

During the second half of 2012, the Company issued senior unsecured notes in the local market for a total principal amount of ARS 9,368 million equivalent, extending the Company’s average debt maturity from 1.9 years in 2011 to 3.4 years in 2012.

•	As of December 31, 2012, 47.6% of the Company’s debt was denominated in Argentine pesos, the remainder being mainly nominated in dollars.

Consolidated Results Full Year 2012 & Q4 2012

2. ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM

Q4 2011	Q3 2012	Q4 2012	Var.% Q412/Q411	(Unaudited Figures)	Jan-Dec 2011	Jan-Dec 2012	Var.% 2012/2011
740	1,157	1,194	61.4%	Operating income* (MARS)	4,322	5,943	37.5%
6,856	8,587	8,679	26.6%	Revenues (MARS)	25,050	33,194	32.5%
236.7	229.3	225.2	-4.9%	Crude oil production (Kbbld)	222.6	227.4	2.2%
60.0	40.5	53.2	-11.3%	NGL production (Kbbld)	50.4	47.6	-5.6%
33.1	34.7	32.2	-2.7%	Gas production (Mm3d)	34.2	33.4	-2.3%
504.9	488.0	480.9	-4.8%	Total production (Kboed)	488.1	485.0	-0.6%
190	176	118	-37.9%	Exploration costs (MARS)	574	582	1.4%
2,848	2,921	5,091	78.7%	Capital Expenditures (MARS)	9,073	12,118	33.6%
1,445	1,909	1,800	24.6%	Depreciation (MARS)	5,478	6,901	26.0%

				International Prices
109.4	109.6	110.1	0.6%	Brent** (USD/bbl)	111.3	111.7	0.4%
3.5	2.8	3.5	0.7%	Gas Henry Hub** (USD/Mmbtu)	4.0	2.8	-30.5%

				Realization Prices
66.0	70.4	69.3	5.0%	Crude oil prices in domestic market Period average (USD/bbl)	59.5	70.0	17.6%
2.65	1.67	2.82	6.4%	Average gas price (USD/Mmbtu)	2.23	2.22	-0.4%

*	In accordance with International Financial Reporting Standards (IFRS). It Includes affiliate companies
**	Source: Reuters

MARS: million of ARS

Upstream operating income for the fourth quarter of 2012 was ARS 1,194 million, a 61.4% increase compared to the fourth quarter of 2011. This upturn was mainly driven by a rise in net sales (+26.6%) that outpaced the increase in total cost and operating expenses. The increased revenues described above resulted from constant crude oil price adjustment in the domestic market, by the reversion of trade credit rights related to the Petróleo Plus Program during the fourth quarter of 2011 (which reversion was suspended at the beginning of 2012), and the recognition of net receivables for the amount of ARS 257 million related to gas imbalances in favor of the company resulting from a renegotiation of certain concessions. The rise in operating costs was driven by higher expenses in respect of certain construction contracts, repair and maintenance services, heavier environmental remediation charges, increased crude oil royalties paid to provinces (due to higher crude oil wellhead price) and higher depreciation, which corresponds with the increased capital expenditures.

Consolidated Results Full Year 2012 & Q4 2012

As a result of negotiations between producers and refining companies in the domestic market, the average sale price of crude oil price increased by 5% to 69.3 USD/bbl for the fourth quarter of 2012. The average sales price of natural gas for the fourth quarter of 2012 was 2.82 USD/Mmbtu, a 6.4% increase compared to the fourth quarter of 2011. This increase was mainly as a result of a new contract signed in December 2012 to receive 7.5 USD/MBTU for additional natural gas, which in the month of December accounted for ARS 64 million in additional revenues.

Crude oil production was 225.2Kbbld in the fourth quarter of 2012, a 4.9% decrease compared to the fourth quarter of 2011. NGL production totaled 53.2 Kbbld during the fourth quarter of 2012, a 11.3% decrease compared to the fourth quarter of 2011, as a consequence of a lower volume of gas treated in our separation plants. Natural gas production was 32.2 Mm3d in the fourth quarter of 2012, 2.7% lower than same period in 2011. Total production was 480.9 Kbped in the fourth quarter of 2012, compared to 504.9 Kbped for the fourth quarter of 2011.

Annual hydrocarbon production in 2012 was 485.0 Kbped, only 0.6% lower than previous year; crude oil production rose by 2.2%, which was offset by a 2.3% decline in gas production. As mentioned above, total production for 2012 was in line with the strategic plan presented by the company in August 2012.

Exploration costs for the fourth quarter decreased by 37.9% to reach ARS 118 million due to the abandonment of the unproductive Coronado well in 2011, related to our interest in the offshore block Neptune, in the Gulf of Mexico.

Annual results

Cumulated operating income for our upstream business was ARS 5,943 million in 2012, a 37.5% higher than the same period in 2011. This increase was mainly driven by the price adjustment for crude oil and stronger production levels recorded during 2012. The average price for crude oil in the domestic market was 70 USD/bbl in 2012, a 17.6% increase compared to the 59.5 USD/bbl average price in 2011. This increase resulted in increased operating income, offsetting cost increases related to crude oil royalties (due to higher well head prices), hikes in fees paid for construction and service contracts as well as higher depreciation (ARS 1,423 million).

CAPEX

Capital expenditures in our upstream business were ARS 5,091 million in the fourth quarter of 2012, a 78.7% increase compared to the fourth quarter of 2011.

Development capital expenditures in conventional formations continued during the fourth quarter of 2012, mainly in the areas of Las Heras, El Guadal and Cañadón Seco in the San Jorge basin, Loma La Lata and Aguada Toledo in Sierra Barrosa in the Neuquina basin. Exploratory activity in unconventional formations during the fourth quarter was focused mainly in the areas of Bandurria, La Amarga Chica, Loma Amarilla and Cerro las Minas in the Neuquina basin.

Cumulated capital expenditures in our upstream business in 2012 amounted to ARS 12,118 million, a 33.6% above those in 2011, mainly as a result of a stronger activity in the Neuquina basin, both in unconventional exploration and the development of conventional areas.

Consolidated Results Full Year 2012 & Q4 2012

Reserves

Total hydrocarbon reserve additions in 2012 amounted to 153 MBOE, of which 107 MBbl corresponds to liquids and 46 MBOE to natural gas. The reserve replacement index for liquids topped 106%.

Consolidated Results Full Year 2012 & Q4 2012

2.2 REFINING AND MARKETING

Q4 2011	Q3 2012	Q4 2012	Var.% Q412/Q411	(Unaudited Figures)	Jan-Dec 2011	Jan-Dec 2012	Var.% 2012/2011
1,227	607	805	-34.4%	Operating income* (MARS)	4,422	3,006	-32.0%
13,789	15,609	16,418	19.1%	Revenues (MARS)	49,692	59,604	19.9%
3,871	4,215	4,037	4.3%	Sales of petroleum products in domestic market (Km3)	15,577	15,741	1.1%
409	344	450	10.0%	Exportation of petroleum products (Km3)	1,764	1,572	-10.9%
266	306	293	10.2%	Crude oil processed (Kbbld)	284	288	1.4%
83%	96%	92%		Refinery utilization (%)	89%	90%
1,502	875	1,342	-10.7%	Capital Expenditures (MARS)	2,879	3,317	15.2%
187	255	262	40.4%	Depreciation (MARS)	710	906	27.7%

621	672	662	6.7%	Average domestic market gasoline price (USD/m3)	582	660	13.4%
700	763	750	7.1%	Average domestic market diesel price (USD/m3)	634	751	18.5%

*	In accordance with International Financial Reporting Standards (IFRS). It Includes affiliate companies

MARS: Millions of ARS

Operating income in our Refining and Marketing business for the fourth quarter of 2012 was ARS 805 million, a 34.4% decrease compared to the fourth quarter of 2011.

The lower quarterly result was affected mainly by higher crude oil prices and heavier marketing costs, together with the negative impact caused by smaller volumes of stock at the end of the quarter. There was an increase of approximately 19.1% in revenues as a consequence of price increases in products sold in the local market (gasoline, diesel and lubricants) and the larger volumes of fuel oil delivered to the domestic market (ARS 356 million). There was also an increase in the volume of petrochemical naphtha, LPG and bunker exports.

Processing levels at our refineries were 293 Kboed in the fourth quarter of 2012, a 10.2% increase compared to the fourth quarter of 2011. Additionally, annual average crude oil processing was 288 bbl/d in 2012 compared to 284 bbl/d in 2011.

Consolidated Results Full Year 2012 & Q4 2012

Annual results

Cumulated operating income was ARS 3,006 million in 2012, a 32% decrease compared to 2011. Higher operating revenues were generated from an increase in diesel sales that yielded a net positive effect of ARS 5,000 million due to a 30% hike in the average peso-denominated price. On the other hand, it should be underlined that delivered gasoline volumes rose by about 6.3% in 2012 and the average peso-denominated price also increased by 25% compared to 2011. Fuel oil traded volumes in the domestic market increased by 108% in 2012, while the average peso-denominated price increased by 25% compared to 2011. However, higher operating income only partially offset the negative impact generated by higher prices in processed crude oil and increased operating costs.

CAPEX

Capital expenditures in the Refining and Marketing business in the fourth quarter of 2012 were ARS 1,342 million, a 10.7% decrease compared to the fourth quarter of 2011. This decrease reflects the Company’s progress in the implementation of a new coke unit at the La Plata refinery designed to increase gasoline and diesel production as well as the completion of the diesel hydrotreatment at such refinery.

Cumulative capital expenditures in the Refining and Marketing business in 2012 were ARS 3,317 million, outperforming those in same period of 2011 by 15.2%, mainly as a consequence of the progress achieved in the projects described above.

Consolidated Results Full Year 2012 & Q4 2012

2.3 CHEMICALS

Q4 2011	Q3 2012	Q4 2012	Var.% Q412/Q411	(Unaudited Figures)	Jan-Dec 2011	Jan-Dec 2012	Var.% 2012/2011
251	204	351	39.7%	Operating income* (MARS)	835	913	9.3%
1,052	1,216	1,446	37.5%	Revenues (MARS)	4,111	4,679	13.8%
239	189	199	-16.9%	Sales of petrochemical products in domestic market (**) (Ktn)	883	810	-8.3%
65	78	126	93.8%	Exportation of petrochemical products (Ktn)	336	334	-0.6%
522	281	375	-28.2%	Capital Expenditures (MARS)	935	906	-3.1%
34	41	37	10.8%	Depreciation (MARS)	95	136	43.4%

*	In accordance with International Financial Reporting Standards (IFRS). It Includes affiliate companies
**	It does not include sales of fertilizers since they are included in the Refining and Marketing business.

MARS: Millions of ARS

Operating income for the fourth quarter of 2012 was ARS 351 million, a 39.7% increase compared to the fourth quarter of 2011.

Higher revenues of the quarter are basically explained by the hike in exports of methanol, alcohol and solvents, as well as higher volumes sold and sales prices for the sale of octane naphtha to the Refining business unit.

Annual results

Cumulated operating income in 2012 was ARS 913 million, a 9.3% above the cumulated operating income for 2011. The 13.8% increase in revenues was only partially offset by higher purchases of natural gas to the upstream business. The volume of methanol traded in the international market in 2012 increased by 32.3% compared to 2011. Sale of grains, flour and oils in the domestic market in 2012 increased by 43.4% compared to 2011.

CAPEX

Capital expenditures in the fourth quarter of 2012 were ARS 375 million, a 28.2% decrease compared to the fourth quarter of 2011. During the fourth quarter of 2012, the CCR project at our chemical complex in Ensenada continued to allow a stronger production of high quality gasoline and hydrogen.

Cumulative capital expenditures in the Chemicals business in 2012 were ARS 906 million, a 3.1% below same period in 2011.

Consolidated Results Full Year 2012 & Q4 2012

2.4 RELATED COMPANIES

Results from related companies in 2012 decreased by ARS 571 million compared to 2011, mainly as a result of the impact of Resolutions 1982 and 1991 issued by ENARGAS on Mega, Profertil and Refinor, as well as the fluctuation in international prices of the main products traded by Mega.

2.5 CORPORATE AND OTHERS

This business segment involves mainly costs and other activities that are not reported against the upstream, refining and marketing and chemicals business units.

Net costs for the fourth quarter of 2012 were ARS 505 million, a 58.0% decrease compared to the fourth quarter of 2011. This decrease was affected by the positive impact of the use of the replacement value to measure inventory, which differs from the transfer price among business segments, to disclose the result reached as a result of YPF’s vertical integration. Additionally, this effect was partially offset by an increase in salaries, charges related to IT licenses and the higher charges recorded in connection with environmental liabilities involving YPF Holdings.

Consolidated Results Full Year 2012 & Q4 2012

3. TABLES

Results Fourth Quarter 2012

Consolidated Results Full Year 2012 & Q4 2012

3.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Q4 2011	Q3 2012	Q4 2012	Var.% Q412/Q411		Jan-Dec 2011	Jan-Dec 2012	Var.% 2012/2011

14,912	17,378	18,862	26.5%	Revenues	56,211	67,174	19.5%
(11,844)	(13,603)	(14,138)	19.4%	Costs of sales	(41,143)	(50,267)	22.2%

3,068	3,775	4,724	54.0%	Gross profit	15,068	16,907	12.2%

(1,397)	(1,362)	(1,640)	17.4%	Selling expenses	(5,438)	(5,662)	4.1%
(530)	(522)	(702)	32.5%	Administration expenses	(1,822)	(2,232)	22.5%
(190)	(176)	(118)	-37.9%	Exploration expenses	(574)	(582)	1.4%
66	(27)	(418)	-733.3%	Other expenses, net and income on investments in companies	(46)	(528)	1047.8%

1,017	1,688	1,846	81.5%	Operating income	7,188	7,903	9.9%

201	106	16	-92.0%	Income on investments in companies	685	114	-83.4%
(159)	35	609	-483.0%	Financial income (expenses), net	(287)	548	-290.9%
(341)	(665)	(474)	39.0%	Income tax	(2,495)	(2,720)	9.0%
(183)	(408)	(978)	434.4%	Diferred income tax	(646)	(1,943)	200.8%

535	756	1,019	90.5%	Net income for the period	4,445	3,902	-12.2%

1.36	1.92	2.59	90.5%	Earnings per share, basic and diluted	11.30	9.92	-12.2%

621	1,224	1,345	116.6%	Other comprehensive Income	1,852	4,241	129.0%

1,156	1,980	2,364	104.5%	Total comprehensive income for the period	6,297	8,143	29.3%

3,055	4,449	5,039	64.9%	EBITDA	14,889	18,053	21.3%

Note: Information in accordance with International Financial Reporting Standards (IFRS).

EBITDA = Net Income+ net interest + income tax + deferred income tax + depreciation of fixed assets

Consolidated Results Full Year 2012 & Q4 2012

3.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	12/31/2011	12/31/2012
Noncurrent Assets
Intangible assets	1,300	1,492
Fixed assets	43,522	56,971
Investments in companies	2,013	1,914
Deferred income tax assets	30	48
Other receivables and advances	882	1,161
Trade receivables	22	15

Total Non-current assets	47,769	61,601

Current Assets
Inventories	6,006	6,922
Other receivables and advances	2,788	2,635
Trade receivables	3,315	4,044
Cash and equivalents	1,112	4,747

Total current assets	13,221	18,348

Total assets	60,990	79,949

Shareholders’ Equity
Shareholders’ contributions	10,674	10,674
Reserves and unnapropiated retained earnings	12,746	20,586

Total Shareholders’ Equity	23,420	31,260

Noncurrent Liabilities
Provisions	9,206	10,663
Deferred income tax liabilities	2,724	4,685
Other taxes payable	136	101
Salaries and social security	38	48
Loans	4,435	12,100
Accounts payable	60	162

Total Noncurrent Liabilities	16,599	27,759

Current Liabilities
Provisions	965	820
Income tax liability	—	541
Other taxes payable	511	920
Salaries and social security	537	789
Loans	7,763	5,004
Accounts payable	11,195	12,856

Total Current Liabilities	20,971	20,930

Total Liabilities	37,570	48,689

Total Liabilities and Shareholders’	60,990	79,949

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2012 & Q4 2012

3.3 CONSOLIDATED STATEMENT OF CASH FLOWS

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Q4 2011	Q3 2012	Q4 2012		Jan-Dec 2011	Jan-Dec 2012
			Cash Flows from operating activities
535	756	1,019	Net income	4,445	3,902
(201)	(106)	(16)	Income from investments in companies	(685)	(114)
1,707	2,246	2,168	Depreciation of fixed assets	6,438	8,129
18	37	50	Amortization of intangible assets	61	152
344	326	324	Consumption of materials and fixed assets and intangible assets retired, net of provisions	1,022	1,170
313	525	899	Net increase in provisions	1,261	2,208
21	—	(1)	Increase in fixed assets provisions	21	(1)
1,735	(757)	(793)	Changes in assets and liabilities	636	(1,149)
280	5	253	Dividends from investments in companies	579	388
(330)	452	837	Net charge of income tax payment	(1,092)	2,616

4,422	3,484	4,740	Net cash flows provided by operating activities	12,686	17,301

			Cash flows used in investing activities
			Payments for investments:
(4,364)	(4,071)	(5,024)	Acquisitions of fixed assets and Intangible assets	(12,156)	(16,403)
(2)	—	—	Contributions of capital investments in subsidiaries	(2)	—

(4,366)	(4,071)	(5,024)	Net cash flows used in investing activities	(12,158)	(16,403)

			Cash flows (used in) provided by financing activities
(5,763)	(6,689)	(5,876)	Payment of loans	(16,997)	(28,253)
(161)	(200)	(336)	Payment of interests	(457)	(920)
7,840	7,962	10,538	Proceeds from loans	21,175	32,130
(2,812)	—	(303)	Payments of dividends	(5,565)	(303)

(896)	1,073	4,023	Net cash flows (used in) provided by financing activities	(1,844)	2,654

4	32	30	Effect of changes in exchange rates on cash and equivalents	102	83

(836)	518	3,769	Increase (Decrease) in Cash and Equivalents	(1,214)	3,635

1,948	460	978	Cash and equivalents at the beginning of year	2,326	1,112
1,112	978	4,747	Cash and equivalents at the end of year	1,112	4,747

(836)	518	3,769	Increase (Decrease) in Cash and Equivalents	(1,214)	3,635

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
777	413	950	Cash	777	950
335	565	3,797	Other Financial Assets	335	3,797

1,112	978	4,747	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	1,112	4,747

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2012 & Q4 2012

3.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

	Unit	Q1	Q2	2011 Q3	Q4	Cum. 2011	Q1	Q2 *	2012 Q3 *	Q4	Cum. 2012
Upstream
Crude oil production	Kbbl	21,787	16,731	20,974	21,773	81,265	20,738	20,683	21,095	20,715	83,231
NGL production	Kbbl	4,794	4,012	4,066	5,520	18,392	4,975	3,818	3,722	4,892	17,407
Gas production	Mm3	3,163	3,061	3,212	3,046	12,482	2,964	3,101	3,194	2,962	12,221
Total production	Kbpe	46,476	39,995	45,241	46,450	178,161	44,352	44,005	44,903	44,239	177,499

Downstream
Sales of petroleum products
Domestic market
Gasoline	Km3	984	887	986	1,028	3,885	1,029	921	1,053	1,126	4,129
Diesel	Km3	2,054	2,154	2,180	2,158	8,546	1,910	1,971	2,075	2,073	8,029
Jet fuel and kerosene	Km3	108	92	106	112	418	109	107	112	116	444
Fuel Oil	Km3	57	29	235	45	366	8	229	332	193	762
LPG	Km3	195	237	278	169	879	196	266	252	158	872
Others**	Km3	345	384	395	359	1,483	369	374	391	371	1,505
Total domestic market	Km3	3,743	3,783	4,180	3,871	15,577	3,621	3,868	4,215	4,037	15,741
Export market
Petrocuemical naphta	Km3	96	136	51	7	290	37	109	7	32	185
Jet fuel and kerosene	Km3	145	126	127	146	544	139	125	130	131	525
LPG	Km3	85	76	40	91	292	8	17	28	117	170
Bunker (Diesel and Fuel Oil)	Km3	171	123	146	153	593	175	142	160	162	639
Others**	Km3	10	12	11	12	45	14	12	19	8	53
Total export market	Km3	507	473	375	409	1,764	373	405	344	450	1,572
Total sales of petroleum products	Km3	4,250	4,256	4,555	4,280	17,341	3,994	4,273	4,559	4,487	17,313

Sales of petrochemical products

Domestic market
Fertilizers	Ktn	35	90	120	74	319	18	56	61	70	205
Methanol	Ktn	54	103	47	70	274	80	77	63	48	268
Others	Ktn	149	118	173	169	609	143	122	126	151	542
Total domestic market	Ktn	238	311	340	313	1,202	241	255	250	269	1,015
Export market
Methanol	Ktn	31	0	0	0	31	0	0	0	41	41
Others	Ktn	103	50	87	65	305	77	53	78	85	293
Total export market	Ktn	134	50	87	65	336	77	53	78	126	334
Total sales of petrochemical products	Ktn	372	361	427	378	1,538	318	308	328	395	1,349

Sales of other products
Grain, flours and oils
Domestic market	Ktn	12	29	209	218	468	157	260	165	89	671
Export market	Ktn	28	150	86	14	278	1	3	41	60	105
Total Grain, flours and oils	Ktn	40	179	295	232	746	158	263	206	149	776

*	Production from Q2 2012 and Q3 2012 has been restated with the results of the annual reserves calculation.
**	Includes mainly sales of oil and base lubricants, greases, asphalts, coke coal and others.

Consolidated Results Full Year 2012 & Q4 2012

3.5 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2012
	Argentina		United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	583		1	584
Revisions of previous estimates	82		1	83
Extensions, discoveries and improved recovery	24			24
Production for the year (2)	-100		-1	-101

End of year(2)	589	(1)	1	590

Proved developed reserves
Beginning of year	436		1	437
End of year	452		1	453
Proved undeveloped reserves
Beginning of year	147		—	147
End of year	137		—	137

Company’s share in equity method investees’ proved developed and undeveloped reserves (at the end of the year)	1		—	1

(1)	Includes 69 Mbbl of natural gas liquids as of December 31, 2012.
(2)	Proved reserves of crude oil, condensate and natural gas liquids include an estimated approximately 85 Mbbl as of December 31, 2012, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil, condensate and natural gas liquids production includes an estimated approximately 14 Mbbl for the year 2012 in respect of such types of payments.

	Natural gas (billion of cubic feet) *
	2012
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	2,360	2	2,362
Revisions of previous estimates	220	1	221
Extensions, discoveries and improved recovery	35	—	35
Production for the year(1)	-431	-1	-432

End of year (1)	2,184	2	2,186

Proved developed reserves
Beginning of year	1,758	2	1,760
End of year	1,808	2	1,810
Proved undeveloped reserves
Beginning of year	602	—	602
End of year	376	—	376

Company’s share in equity method investees’ proved developed and undeveloped reserves (at the end of the year)	36	—	36

(1)	Proved reserves of natural gas include an estimated approximately 252 as of December 31, 2012, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated approximately 50 for the year 2012 in respect of such types of payments.
*	Insignificant differences could exist due to values roundup.

Consolidated Results Full Year 2012 & Q4 2012

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 2911

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 12, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer